EXHIBIT 3

CATERPILLAR INC.

AMENDMENT TO
CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF THE TERMS OF THE
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

Caterpillar Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Restated Certificate of Incorporation of the Corporation, and pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, the Corporation's Board of Directors adopted the following resolutions by unanimous written consent of its members filed with the minutes of the Board with respect to the 2,000,000 shares of Preferred Stock designated as Series A Junior Participating Preferred Stock:

RESOLVED, that no shares of the Corporation's Series A Junior Participating Preferred Stock are outstanding and that no shares of the Series A Junior Participating Preferred Stock will be issued subject to the Certificate of Designation, Preferences and Rights previously filed with respect to the Series A Junior Participating Preferred Stock; and

FURTHER RESOLVED, that the appropriate officers of the Corporation are directed to file with the Secretary of State of the State of Delaware a certificate pursuant to Section 151(g) of the General Corporation Law of the State of Delaware setting forth these resolutions in order to eliminate from the Corporation's Restated Certificate of Incorporation all matters set forth in the previously filed Certificate of Designation, Preferences and Rights with respect to the Series A Junior Participating Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by James B. Buda, Vice President and Secretary, this 27th day of September, 2005.

CATERPILLAR INC.

By :  /s/ James B. Buda
James B. Buda
Vice President and Secretary